

Hospitality Properties Trust
Second Quarter 2015
Supplemental Operating and Financial Data

Exhibit 99.2

HPT
LISTED
NYSE.

Sonesta ES Suites, Parsippany, NJ
Operator: Sonesta International Hotels Corporation
Guest Rooms: 150

All amounts in this report are unaudited.



TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,

- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR INTENT TO MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES AND THE SUCCESS OF OUR HOTEL RENOVATION PROGRAM,

- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,

- OUR ABILITY TO RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS AVAILABLE FOR COMMON SHAREHOLDERS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS AVAILABLE FOR COMMON SHAREHOLDERS, OR NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, REIT MANAGEMENT & RESEARCH LLC, OR RMR LLC, REIT MANAGEMENT & RESEARCH INC., OR RMR INC., AFFILIATES INSURANCE COMPANY, OR AIC, AND THEIR RELATED PERSONS AND ENTITIES.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR NOTES AND OTHER INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO MAINTAIN OUR PROPERTIES. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,



- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR MANAGERS OR TENANTS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,

- WE EXPECT THAT MARRIOTT INTERNATIONAL INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS INCLUDED IN OUR MARRIOTT NO. 234 AGREEMENT UNDER A LIMITED GUARANTY AFTER WE DEPLETE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. THIS STATEMENT IMPLIES THAT MARRIOTT WILL FULFILL ITS OBLIGATION UNDER THIS GUARANTY OR THAT ANY FUTURE SHORTFALLS IN THE MINIMUM RETURNS DUE TO US FROM OUR HOTELS MANAGED BY MARRIOTT WILL NOT EXHAUST THE GUARANTY AND SECURITY DEPOSIT WE HOLD. HOWEVER, THIS GUARANTY IS LIMITED IN AMOUNT AND EXPIRES ON DECEMBER 31, 2019, AND WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS TO WHICH THE MARRIOTT LIMITED GUARANTY APPLIES OR AFTER MARRIOTT'S GUARANTY EXPIRES,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE SHORTFALLS IN THE MINIMUM RETURNS DUE TO US FROM OUR HOTELS MANAGED BY INTERCONTINENTAL,

- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US BY WYNDHAM. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2020, AND AS OF JUNE 30, 2015, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $35.7 MILLION (OF WHICH $4.7 MILLION REMAINED AVAILABLE TO PAY US) AND IS SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $17.8 MILLION. ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURNS DUE FROM OUR WYNDHAM MANAGED HOTELS DURING THE TERM OF OUR WYNDHAM AGREEMENT,

- THE ANNUAL RENT DUE TO US UNDER A LEASE WITH A SUBSIDIARY OF MORGANS HOTEL GROUP, OR MORGANS, IS $7.6 MILLION, SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCE THAT MORGANS WILL FULFILL ITS OBLIGATIONS UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,

- WE HAVE RECENTLY RENOVATED CERTAIN HOTELS AND ARE CURRENTLY RENOVATING ADDITIONAL HOTELS. WE EXPECT TO FUND $97.7 MILLION FOR RENOVATIONS AND OTHER CAPITAL IMPROVEMENT COSTS OF OUR HOTELS DURING THE REMAINDER OF 2015 AND IN 2016.   THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE THE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,

- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE AVAILABLE HOTEL CASH FLOW AFTER PAYMENT OF OPERATING EXPENSES OF THOSE HOTELS,

- OTHER SECURITY DEPOSITS AND GUARANTEES REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,

- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS WE HOLD MAY BE EXHAUSTED,

- IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR PENDING AND FUTURE ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,



FORWARD LOOKING STATEMENTS (continued)

- WE EXPECT TO ACQUIRE FROM AND LEASEBACK TO TA TWO ADDITIONAL TRAVEL CENTERS AND CERTAIN ASSETS AT A TRAVEL CENTER WE CURRENTLY LEASE TO TA FOR $51.5 MILLION LATER IN 2015. THESE ACQUISITIONS ARE SUBJECT TO CONDITIONS. THESE ACQUISITIONS MAY NOT OCCUR, MAY BE FURTHER DELAYED OR THEIR TERMS MAY CHANGE,

- WE ALSO EXPECT TO ACQUIRE FROM AND LEASEBACK TO TA FIVE TRAVEL CENTERS WHICH TA IS DEVELOPING, AND THE PURCHASE AND LEASEBACK OF THESE FIVE TRAVEL CENTERS IS EXPECTED TO OCCUR AS DEVELOPMENT OF THESE TRAVEL CENTERS IS COMPLETED BEFORE JUNE 30, 2017. TA HAS BEGUN CONSTRUCTION AT SOME, BUT NOT ALL, OF THESE TRAVEL CENTERS. OBTAINING GOVERNMENTAL APPROVALS TO BUILD TRAVEL CENTERS IS OFTEN A COMPLEX AND TIME CONSUMING PROCESS. WE CAN PROVIDE NO ASSURANCE THAT TA WILL OBTAIN ALL REQUIRED APPROVALS TO DEVELOP ALL FIVE TRAVEL CENTERS. IF REQUIRED DEVELOPMENT APPROVALS ARE NOT OBTAINED OR IF CERTAIN TRAVEL CENTERS ARE NOT DEVELOPED FOR OTHER REASONS, WE MAY ACQUIRE LESS THAN FIVE TRAVEL CENTERS OR DIFFERENT TRAVEL CENTERS MAY BE AGREED FOR SALE AND LEASEBACK BETWEEN US AND TA. IT IS DIFFICULT TO ESTIMATE THE COST TO DEVELOP NEW TRAVEL CENTERS. WE AND TA HAVE AGREED THAT WE WILL PURCHASE THESE PROPERTIES FOR TA'S COST OF DEVELOPMENT, WHICH IS ESTIMATED TO BE UP TO APPROXIMATELY $118 MILLION, BUT THAT COST MAY BE MORE OR LESS THAN THE $118 MILLION ESTIMATE. ALSO, CONSTRUCTION OF NEW TRAVEL CENTERS MAY BE DELAYED FOR VARIOUS REASONS SUCH AS LABOR STRIFE, WEATHER CONDITIONS, THE UNAVAILABILITY OF CONSTRUCTION MATERIALS, ETC.; AND THE PURCHASE AND LEASEBACK OF THESE TRAVEL CENTERS MAY BE DELAYED BEYOND JUNE 30, 2017,

- AT JUNE 30, 2015, WE HAD $18.4 MILLION OF CASH AND CASH EQUIVALENTS, $431.0 MILLION AVAILABLE UNDER OUR $750.0 MILLION UNSECURED REVOLVING CREDIT FACILITY AND SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY RECEIVED THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,

- ACTUAL COSTS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN MAY BE INCREASED TO UP TO $2.3 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- THE MARGINS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO CHANGE,

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR UNSECURED REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING CERTAIN CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET, AND

- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., TA, SONESTA, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS ACTS OF TERRORISM, NATURAL DISASTERS, CHANGES IN OUR MANAGERS' OR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

Radisson Hotel, Salt Lake City, UT
Operator: Carlson Hotels Worldwide
Guest Rooms: 381



COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of June 30, 2015, we owned 293 hotels and 191 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR LLC. RMR LLC was founded in 1986 to manage public investments in real estate. As of June 30, 2015, RMR LLC managed a large portfolio of publicly owned real estate, including over 1,200 properties, located in 48 states, Washington, DC, Puerto Rico, Canada and Australia. In addition to managing HPT, RMR LLC also manages Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that is focused on owning and investing in net leased, single tenant properties. RMR LLC also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and TravelCenters of America LLC, or TA, an operator of travel centers and convenience stores, which is our largest tenant. An affiliate of RMR LLC, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR LLC, RMR Advisors LLC (formerly RMR Advisors, Inc.), is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR LLC and its affiliates had combined gross assets of approximately $22 billion as of June 30, 2015. We believe that being managed by RMR LLC is a competitive advantage for HPT because of RMR LLC's depth of management and experience in the real estate industry. We also believe RMR LLC provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2



COMPANY PROFILE (continued)

Operating Statistics by Operating Agreement (as of 6/30/15) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms / Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2] Q2	LTM	RevPAR Change [3] Q2	LTM
Marriott (No. 1)	53	7,610	$ 68,147	9%	1.61x	1.26x	8.3%	8.8%
Marriott (No. 234)	68	9,120	106,198	15%	1.26x	1.05x	10.8%	10.4%
Marriott (No. 5)	1	356	10,116	1%	0.50x	0.50x	6.8%	9.3%
Subtotal / Average Marriott	122	17,086	184,461	25%	1.34x	1.09x	9.4%	9.6%
InterContinental	93	14,182	149,778	20%	1.32x	1.16x	8.2%	9.3%
Sonesta	22	4,728	73,385	10%	1.02x	0.62x	21.9%	15.1%
Wyndham	22	3,579	27,695	4%	1.30x	0.85x	13.8%	23.6%
Hyatt	22	2,724	22,037	3%	1.36x	1.00x	6.6%	6.3%
Carlson	11	2,090	12,920	2%	1.49x	1.25x	12.2%	13.0%
Morgans	1	372	7,595	1%	1.01x	1.08x	0.3%	7.2%
Subtotal / Average Hotels	293	44,761	477,871	65%	1.28x	1.03x	10.6%	10.8%
TA (No. 1) [4]	39	N/A	47,849	7%	1.73x	1.84x	N/A	N/A
TA (No. 2) [4]	37	N/A	43,192	6%	1.71x	1.96x	N/A	N/A
TA (No. 3) [4]	38	N/A	48,919	7%	1.80x	2.04x	N/A	N/A
TA (No. 4) [4]	37	N/A	44,863	6%	1.76x	2.00x	N/A	N/A
TA (No. 5) [4]	40	N/A	62,140	9%	1.67x	1.87x	N/A	N/A
Subtotal TA	191	N/A	246,963	35%	1.73x	1.93x	N/A	N/A
Total / Average	484	44,761	$ 724,834	100%	1.43x	1.33x	10.6%	10.8%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham, InterContinental and TA agreements include data for periods prior to our ownership of certain hotels and travel centers.

(3) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended June 30, 2015 over the comparable year earlier periods. RevPAR amounts for our Sonesta and InterContinental agreements include data for periods prior to our ownership of certain hotels.

(4) On June 1, 2015, we entered agreements to expand and subdivide our lease agreement with TA for 144 mostly TA branded travel centers, which we previously referred to as our TA No. 1 agreement, into four amended and restated leases which we now refer to as our TA No. 1, TA No. 2, TA No. 3 and TA No. 4 agreements. We currently lease 151 travel centers to TA under our TA No. 1, TA No. 2, TA No. 3 and TA No. 4 agreements. We now refer to our lease agreement with TA for 40 Petro branded travel centers, which we previously referred to as our TA No. 2 agreement, as our TA No. 5 agreement. See page 28 for additional information regarding our TA agreements.



INVESTOR INFORMATION

Board of Trustees

Bruce M. Gans, M.D.
Independent Trustee

John L. Harrington
Independent Trustee

William A. Lamkin
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Katie Strohacker, Director, Investor Relations at
(617) 796-8232, or kstrohacker@hptreit.com



RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

Canaccord Genuity Inc
Ryan Meliker
(212) 389-8094
rmeliker@canaccordgenuity.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Rod Petrik
(410) 454-4131
rpetrik@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Jaime Gitler
(212) 438-5049
Jaime.Gitler@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION






Courtyard by Marriott, Camarillo, CA
Operator: Marriott International, Inc.
Guest Rooms: 130

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Shares Outstanding:					
Common shares outstanding (at end of period)	151,485	149,951	149,920	149,888	149,775
Weighted average common shares outstanding - basic	150,260	149,792	149,758	149,665	149,610
Weighted average common shares outstanding - diluted [1]	150,292	150,906	149,769	150,007	149,789
Common Share Data:					
Price at end of period	$ 28.82	$ 32.99	$ 31.00	$ 26.85	$ 30.40
High during period	$ 34.06	$ 33.97	$ 32.09	$ 30.84	$ 31.00
Low during period	$ 28.67	$ 29.96	$ 26.38	$ 26.62	$ 28.39
Annualized dividends paid per share during the period	$ 2.00	$ 1.96	$ 1.96	$ 1.96	$ 1.96
Annualized dividend yield (at end of period)	6.9%	5.9%	6.3%	7.3%	6.4%
Annualized Normalized FFO multiple (at end of period) [2]	7.4x	9.8x	9.6x	7.8x	8.8x
Market Capitalization:					
Total debt (book value)	$ 3,140,543	$ 2,910,078	$ 2,838,613	$ 2,835,148	$ 2,794,005
Plus: market value of preferred shares (at end of period)	296,380	306,936	303,108	297,192	295,568
Plus: market value of common shares (at end of period)	4,365,798	4,946,883	4,647,520	4,024,493	4,553,160
Total market capitalization	$ 7,802,721	$ 8,163,897	$ 7,789,241	$ 7,156,833	$ 7,642,733
Total debt / total market capitalization	40.2%	35.6%	36.4%	39.6%	36.6%
Book Capitalization:					
Total debt	$ 3,140,543	$ 2,910,078	$ 2,838,613	$ 2,835,148	$ 2,794,005
Plus: total shareholders' equity	3,009,642	2,970,898	2,990,153	3,001,979	3,024,784
Total book capitalization	$ 6,150,185	$ 5,880,976	$ 5,828,766	$ 5,837,127	$ 5,818,789
Total debt / total book capitalization	51.1%	49.5%	48.7%	48.6%	48.0%
Selected Balance Sheet Data:					
Total assets	$ 6,401,148	$ 6,032,406	$ 5,982,562	$ 5,990,583	$ 5,988,925
Total liabilities	$ 3,391,506	$ 3,061,508	$ 2,992,409	$ 2,988,604	$ 2,964,141
Gross book value of real estate	$ 8,009,749	$ 7,707,325	$ 7,656,193	$ 7,608,468	$ 7,559,013
Total debt / gross book value of real estate	39.2%	37.8%	37.1%	37.3%	37.0%

(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR LLC, if any, if the effect is dilutive.

(2) See Exhibit B for the calculation of FFO available for common shareholders and Normalized FFO available for common shareholders, and a reconciliation of net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.



KEY FINANCIAL DATA

(dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Selected Income Statement Data:					
Total revenues	$ 507,066	$ 435,512	$ 430,533	$ 459,639	$ 451,900
Adjusted EBITDA [1]	$ 189,819	$ 168,635	$ 164,247	$ 170,505	$ 172,099
Net income available for common shareholders [2]	$ 77,980	$ 36,415	$ 51,357	$ 44,031	$ 48,749
Normalized FFO available for common shareholders [3]	$ 146,899	$ 125,989	$ 121,458	$ 129,158	$ 129,687
Common distributions paid	$ 74,981	$ 73,466	$ 73,450	$ 73,395	$ 73,373
Per Share Data:					
Net income available for common shareholders (basic and diluted) [2]	$ 0.52	$ 0.24	$ 0.34	$ 0.29	$ 0.33
Normalized FFO available for common shareholders (basic) [3]	$ 0.98	$ 0.84	$ 0.81	$ 0.86	$ 0.87
Normalized FFO available for common shareholders (diluted) [3]	$ 0.98	$ 0.83	$ 0.81	$ 0.86	$ 0.87
Common distributions paid	$ 0.50	$ 0.49	$ 0.49	$ 0.49	$ 0.49
Normalized FFO available for common shareholders payout ratio [3]	51.1%	58.3%	60.4%	56.8%	56.6%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	5.3x	4.8x	4.6x	5.0x	4.9x
Adjusted EBITDA [1] / interest expense and preferred distributions	4.6x	4.2x	4.1x	4.3x	4.3x
Total debt / Annualized Adjusted EBITDA [1]	4.1x	4.3x	4.3x	4.2x	4.1x

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) We recorded a $11,015, or $0.07 per share, gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers.

(3) See Exhibit B for the calculation of FFO and Normalized FFO available for common shareholders, and a reconciliation of net income available for common shareholders determined in accordance with GAAP to those amounts.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)

	As of June 30, 2015	As of December 31, 2014
ASSETS		
Real estate properties, at cost		
Land	$ 1,505,174	$ 1,484,210
Buildings, improvements and equipment	6,504,575	6,171,983
	8,009,749	7,656,193
Accumulated depreciation	(2,080,718)	(1,982,033)
	5,929,031	5,674,160
Cash and cash equivalents	18,395	11,834
Restricted cash (FF&E reserve escrow)	39,106	33,982
Due from related persons	42,997	40,253
Other assets, net	371,619	222,333
Total assets	$ 6,401,148	$ 5,982,562
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 319,000	$ 18,000
Unsecured term loan	400,000	400,000
Senior unsecured notes, net of discounts	2,413,065	2,412,135
Convertible senior unsecured notes	8,478	8,478
Security deposits	42,143	33,069
Accounts payable and other liabilities	185,956	106,903
Due to related persons	17,698	8,658
Dividends payable	5,166	5,166
Total liabilities	3,391,506	2,992,409
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 151,485,368 and 149,920,449 shares issued and outstanding, respectively	1,515	1,499
Additional paid in capital	4,164,468	4,118,551
Cumulative net income	2,839,966	2,715,239
Cumulative other comprehensive income	33,412	25,804
Cumulative preferred distributions	(310,981)	(300,649)
Cumulative common distributions	(3,998,845)	(3,850,398)
Total shareholders' equity	3,009,642	2,990,153
Total liabilities and shareholders' equity	$ 6,401,148	$ 5,982,562



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2015	2014	2015	2014
Revenues:				
Hotel operating revenues [1]	$ 436,977	$ 387,248	$ 806,573	$ 717,184
Minimum rent [1]	67,015	63,736	131,766	127,122
Percentage rent [2]	2,048	-	2,048	-
FF&E reserve income [3]	1,026	916	2,191	1,844
Total revenues	507,066	451,900	942,578	846,150
Expenses:				
Hotel operating expenses [1]	304,428	270,778	562,086	501,395
Depreciation and amortization	80,582	78,763	159,551	157,050
General and administrative [4]	12,685	13,166	33,989	24,631
Acquisition related costs [5]	797	162	1,135	223
Total expenses	398,492	362,869	756,761	683,299
Operating income	108,574	89,031	185,817	162,851
Interest income	10	25	21	50
Interest expense (including amortization of deferred financing costs and debt discounts of $1,458, $1,319, $2,916 and $2,672, respectively)	(35,836)	(34,941)	(71,290)	(69,797)
Loss on early extinguishment of debt [6]	-	-	-	(726)
Income before income taxes, equity in earnings of an investee and gain on sale of real estate	72,748	54,115	114,548	92,378
Income tax expense	(640)	(455)	(931)	(1,071)
Equity in earnings of an investee	23	125	95	28
Income before gain on sale of real estate	72,131	53,785	113,712	91,335
Gain on sale of real estate [7]	11,015	130	11,015	130
Net income	83,146	53,915	124,727	91,465
Preferred distributions	(5,166)	(5,166)	(10,332)	(10,332)
Net income available for common shareholders	$ 77,980	$ 48,749	$ 114,395	$ 81,133
Weighted average common shares outstanding (basic)	150,260	149,610	150,028	149,591
Weighted average common shares outstanding (diluted)	150,292	149,789	150,594	149,740
Net income available for common shareholders per common share:				
Basic and diluted	$ 0.52	$ 0.33	$ 0.76	$ 0.54

See Notes to Condensed Consolidated Statements of Income on page 16.



NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)

(1) At June 30, 2015, we owned 293 hotels; 290 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and three hotels are leased to hotel operating companies. At June 30, 2015, we also owned 191 travel centers; all 191 of these travel centers are leased by us to a travel center operating company under five lease agreements. Our condensed consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Net operating results of our managed hotel portfolios exceeded the minimum returns due to us in the three months ended June 30, 2015. Certain of our managed hotels had net operating results that were, in the aggregate, $4,449 less than the minimum returns due to us in the three months ended June 30, 2014 and $11,443 and $25,291 less than the minimum returns due to us in the six months ended June 30, 2015 and 2014, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our condensed consolidated statements of income as a reduction of hotel operating expenses. There was no reduction to hotel operating expenses for the three months ended June 30, 2015 and 2014 and reductions of $1,903 and $5,331 in the six months ended June 30, 2015 and 2014, respectively. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $4,449 in the three months ended June 30, 2014, and $9,540 and $19,960 in the six months ended June 30, 2015 and 2014, respectively, which represents the unguaranteed portions of our minimum returns from Marriott and Sonesta. Certain of our guarantees and our security deposits may be replenished by future cash flows from the applicable hotel operations pursuant to the terms of the respective agreements. We had $14,976 and $8,120 of guarantee and security deposit replenishments during the three months ended June 30, 2015 and 2014, respectively. We had $16,189 and $2,574 of guarantee and security deposit replenishments during the six months ended June 30, 2015 and 2014, respectively.

(2) In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of our lease modifications with TA. See page 28 for more information regarding our leases with TA.

(3) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(4) Estimated incentive fees under our business management agreement are payable after the end of each calendar year and are calculated based on common share total return, as defined, and are included in the general and administrative expense in our condensed consolidated financial statements. Pursuant to our business management agreement, for 2014, any incentive fee was payable in our common shares, and beginning January 1, 2015, is payable in cash. During the three months ended June 30, 2015, we reversed $205 of estimated business management incentive fees accrued in the first quarter of 2015. We recorded $1,445 of estimated business management incentive fees during the second quarter of 2014. We recorded $8,822 and $2,173 of estimated business management incentive fees during the six months ended June 30, 2015 and 2014, respectively.

(5) Represents costs associated with our acquisition activities.

(6) We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior unsecured notes due 2014.

(7) We recorded a $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers. We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)



	For the Six Months Ended June 30,	
	2015	2014
Cash flows from operating activities:		
Net income	$ 124,727	$ 91,465
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	159,551	157,050
Amortization of deferred financing costs and debt discounts as interest	2,916	2,672
Straight line rental income	(2,056)	(75)
Security deposits replenished	9,064	5,123
FF&E reserve income and deposits	(33,664)	(26,852)
Loss on early extinguishment of debt	-	726
Equity in earnings of an investee	(95)	(28)
Gain on sale of real estate	(11,015)	(130)
Other non-cash (income) expense, net	1,749	1,884
Change in assets and liabilities:		
Increase in due from related persons	(1,411)	(342)
Increase in other assets	(9,539)	(4,221)
Increase (decrease) in accounts payable and other liabilities	2,538	(9,355)
Increase (decrease) in due to related persons	9,292	(815)
Cash provided by operating activities	252,057	217,102
Cash flows from investing activities:		
Real estate acquisitions and deposits	(247,631)	(60,000)
Real estate improvements	(120,174)	(96,081)
FF&E reserve escrow fundings	(4,711)	(2,511)
Net proceeds from sale of real estate	-	4,288
Eminent domain proceeds	-	6,178
Investment in Affiliates Insurance Company	-	(825)
Investment in Reit Management & Research Inc.	(15,196)	-
Cash used in investing activities	(387,712)	(148,951)
Cash flows from financing activities:		
Proceeds from issuance of senior unsecured notes, net of discount	-	346,616
Repayment of senior unsecured notes	-	(300,000)
Borrowings under unsecured revolving credit facility	381,000	420,000
Repayments of unsecured revolving credit facility	(80,000)	(380,000)
Deferred financing costs incurred	(5)	(6,231)
Distributions to preferred shareholders	(10,332)	(10,332)
Distributions to common shareholders	(148,447)	(145,184)
Cash provided by (used in) financing activities	142,216	(75,131)
Increase (decrease) in cash and cash equivalents	6,561	(6,980)
Cash and cash equivalents at beginning of year	11,834	22,500
Cash and cash equivalents at end of period	$ 18,395	$ 15,520
Supplemental cash flow information:		
Cash paid for interest	$ 68,196	$ 71,365
Cash paid for income taxes	2,137	3,754
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 31,091	$ 23,608
Hotel managers' purchases with FF&E reserve	(30,678)	(27,753)
Investment in Reit Management & Research Inc. paid in common shares	43,285	-
Real estate acquisitions	(45,042)	-
Sales of real estate	45,042	-

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



DEBT SUMMARY

As of June 30, 2015
(dollars in thousands)

	Interest Rate		Principal Balance	Maturity Date		Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:							
$750,000 unsecured revolving credit facility [1]	1.287%	$	319,000	07/15/18	$	319,000	3.0
$400,000 unsecured term loan [2]	1.384%		400,000	04/15/19	$	400,000	3.8
Subtotal / weighted average	1.341%	$	719,000		$	719,000	3.5
Unsecured Fixed Rate Debt:							
Senior unsecured notes due 2016	6.300%		275,000	06/15/16		275,000	1.0
Senior unsecured notes due 2017	5.625%		300,000	03/15/17		300,000	1.7
Senior unsecured notes due 2018	6.700%		350,000	01/15/18		350,000	2.5
Senior unsecured notes due 2022	5.000%		500,000	08/15/22		500,000	7.1
Senior unsecured notes due 2023	4.500%		300,000	06/15/23		300,000	8.0
Senior unsecured notes due 2024	4.650%		350,000	03/15/24		350,000	8.7
Senior unsecured notes due 2025	4.500%		350,000	03/15/25		350,000	9.7
Convertible senior unsecured notes due 2027	3.800%		8,478	03/15/27 [3]		8,478	11.7
Subtotal / weighted average	5.280%	$	2,433,478		$	2,433,478	5.8
Total / weighted average [4]	4.382%	$	3,152,478		$	3,152,478	5.3

(1)   Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 110 basis points. We also pay a facility fee of 20 basis points per annum on the total amount of lending commitments under our unsecured revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of June 30, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2)   The amount outstanding under our unsecured term loan bears interest at LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of June 30, 2015. We may prepay the term loan without penalty at any time.

(3)   Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(4)   Total debt outstanding as of June 30, 2015, including unamortized discounts, was $3,140,543.

DEBT SUMMARY



DEBT MATURITY SCHEDULE

As of June 30, 2015
(dollars in thousands)

Year	Unsecured Floating Rate Debt		Unsecured Fixed Rate Debt		Total	
2015	$	-	$	-	$	-
2016		-		275,000		275,000
2017		-		300,000		300,000
2018		319,000 (1)		350,000		669,000
2019		400,000 (2)		-		400,000
2022		-		500,000		500,000
2023		-		300,000		300,000
2024		-		350,000		350,000
2025				350,000		350,000
2027		-		8,478 (3)		8,478
	$	719,000	$	2,433,478	$	3,152,478
Percent of total debt		22.8%		77.2%		100.0%

(1) Represents amounts outstanding on our $750,000 unsecured revolving credit facility at June 30, 2015. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents amounts outstanding on our unsecured term loan at June 30, 2015. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Leverage Ratios:					
Total debt / total market capitalization	40.2%	35.6%	36.4%	39.6%	36.6%
Total debt / total book capitalization	51.1%	49.5%	48.7%	48.6%	48.0%
Total debt / gross book value of real estate	39.2%	37.8%	37.1%	37.3%	37.0%
Total debt / total assets	49.1%	48.2%	47.4%	47.3%	46.7%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	5.3x	4.8x	4.6x	5.0x	4.9x
Adjusted EBITDA [1] / interest expense and preferred distributions	4.6x	4.2x	4.1x	4.3x	4.3x
Total debt / annualized Adjusted EBITDA [1]	4.1x	4.3x	4.3x	4.2x	4.1x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	36.8%	35.9%	35.4%	35.6%	35.3%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.98x	4.13x	4.69x	4.52x	4.58x
Total unencumbered assets to unsecured debt - required minimum 150%	271.5%	278.5%	282.5%	280.9%	281.0%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on early extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended									
	6/30/2015		3/31/2015		12/31/2014		9/30/2014		6/30/2014	
FF&E reserves (beginning of period)	$	36,549	$	33,982	$	30,621	$	29,239	$	26,863
Manager deposits		17,661		13,430		14,434		14,720		13,863
HPT fundings [2]:										
Marriott No. 1		536		1,175		1,211		1,437		992
Marriott No. 234		-		3,000		-		750		750
Hotel improvements		(15,640)		(15,038)		(12,284)		(15,525)		(13,229)
FF&E reserves (end of period)	$	39,106	$	36,549	$	33,982	$	30,621	$	29,239

(1)   Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. Our Wyndham agreement requires FF&E reserve deposits subject to available cash flow, as defined in our Wyndham agreement. Our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2)   Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.



PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2015

(dollars in thousands)
As of June 30, 2015

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [1]	Average Purchase Price per Room / Suite
3/16/15	1	Holiday Inn & Suites	Rosemont, IL	300	InterContinental	$ 35,500	$ 118
5/15/15	1	Crowne Plaza	Denver, CO	364	InterContinental	$ 77,250	$ 212
6/9/15	1	Travel Centers of America	Greensburg, IN	N/A	TA (No. 1)	$ 8,883	N/A
6/9/15	1	Travel Centers of America	Florence, SC	N/A	TA (No. 1)	$ 19,143	N/A
6/9/15	1	Travel Centers of America	Morris, IL	N/A	TA (No. 1)	$ 21,618	N/A
6/9/15	1	Travel Centers of America	Gadsden, AL	N/A	TA (No. 1)	$ 17,760	N/A
6/9/15	1	Travel Centers of America	Greenwood, LA	N/A	TA (No. 2)	$ 12,116	N/A
6/9/15	1	Travel Centers of America	Edinburg, TX	N/A	TA (No. 3)	$ 6,721	N/A
6/9/15	1	Travel Centers of America	Laredo, TX	N/A	TA (No. 4)	$ 20,151	N/A
6/9/15	1	Travel Centers of America	Beto Junction, KS	N/A	TA (No. 4)	$ 13,583	N/A
6/9/15	1	Travel Centers of America	Santa Nella, CA	N/A	TA (No. 4)	$ 13,472	N/A
6/9/15	1	Travel Centers of America	Monee, IL	N/A	TA (No. 4)	$ 11,381	N/A
6/16/15	1	Travel Centers of America	Battle Creek, MI	N/A	TA (No. 4)	$ 17,455	N/A
6/23/15	1	Travel Centers of America	Livingston, CA	N/A	TA (No. 2)	$ 12,629	N/A
Total / Weighted Average	14			664		$ 287,662	$ 170

(1)   Represents cash purchase price and excludes acquisition related costs.

DISPOSITIONS:

Date Disposed	Properties	Brand	Location	Number of Rooms / Suites	Former Operating Agreement [1]	Sales Price [2]	Sales Price per Room / Suite
6/9/15	1	Travel Centers of America	Montgomery, AL	N/A	TA (No. 1)	$ 3,466	N/A
6/9/15	1	Travel Centers of America	Jackson, GA	N/A	TA (No. 1)	$ 9,723	N/A
6/9/15	1	Travel Centers of America	Knoxville, TN	N/A	TA (No. 1)	$ 13,025	N/A
6/9/15	1	Travel Centers of America	Denton, TX	N/A	TA (No. 1)	$ 10,243	N/A
6/9/15	1	Travel Centers of America	Sweetwater, TX	N/A	TA (No. 1)	$ 8,585	N/A
Total	5			N/A		$ 45,042	N/A

(1)   These properties were included in our lease for 144 travel centers we previously referred to as our TA No. 1 lease.
(2)   Represents cash selling price and excludes closing costs.



Royal Sonesta Hotel, Houston, TX
Operator: Sonesta International Hotels Corporation
Guest Rooms: 485

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION



PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

As of June 30, 2015

(dollars in thousands)

By Operating Agreement[1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	17%	$ 686,412	8%	$ 90	$ 68,147	9%
Marriott (no. 234)	68	14%	9,120	20%	999,939	12%	110	106,198	15%
Marriott (no. 5)	1	0%	356	0%	90,078	1%	253	10,116	1%
Subtotal / Average Marriott	122	24%	17,086	38%	1,776,429	21%	104	184,461	25%
InterContinental	93	19%	14,182	32%	1,545,639	19%	109	149,778	20%
Sonesta	22	5%	4,728	11%	966,193	12%	204	73,385	10%
Wyndham	22	5%	3,579	8%	378,905	4%	106	27,695	4%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	3%
Carlson	11	2%	2,090	5%	209,895	2%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	1%	323	7,595	1%
Subtotal / Average Hotels	293	61%	44,761	100%	5,299,003	63%	118	477,871	65%
TA (No. 1) [4]	39	8%	N/A	N/A	619,221	7%	N/A	47,849	7%
TA (No. 2) [4]	37	8%	N/A	N/A	558,084	7%	N/A	43,192	6%
TA (No. 3) [4]	38	8%	N/A	N/A	576,189	7%	N/A	48,919	7%
TA (No. 4) [4]	37	8%	N/A	N/A	506,654	6%	N/A	44,863	6%
TA (No. 5) [4]	40	8%	N/A	N/A	798,805	10%	N/A	62,140	9%
Subtotal / Average TA	191	40%	N/A	N/A	3,058,953	37%	N/A	246,963	35%
Total / Average	484	100%	44,761	100%	$ 8,357,956	100%	$ 118	$ 724,834	100%

(1)   See pages 26 through 28 for additional information regarding each of our operating agreements.

(2)   Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(3)   Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payments of these additional amounts are not guaranteed or secured by deposits.

(4)   On June 1, 2015, we entered agreements to expand and subdivide our lease agreement with TA for 144 mostly TA branded travel centers, which we previously referred to as our TA No. 1 agreement, into four amended and restated leases which we now refer to as our TA No. 1, TA No. 2, TA No. 3 and TA No. 4 agreements. We now refer to our lease agreement with TA for 40 Petro branded travel centers, which we previously referred to as our TA No. 2 agreement, as our TA No. 5 agreement. See page 28 for additional information regarding our TA agreements.

PORTFOLIO BY BRAND

As of June 30, 2015

(dollars in thousands)



Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [1]	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,265	23%	$ 971,362	12%	$ 95
Candlewood Suites®	InterContinental	61	13%	7,553	17%	586,219	7%	78
Residence Inn by Marriott®	Marriott	35	7%	4,488	10%	538,618	6%	120
Royal Sonesta Hotels®	Sonesta	4	1%	1,563	2%	447,843	5%	287
Crowne Plaza®	InterContinental	7	1%	2,711	6%	352,112	4%	130
Staybridge Suites®	InterContinental	19	4%	2,364	5%	328,502	4%	139
Hyatt Place®	Hyatt	22	5%	2,724	6%	301,942	4%	111
Sonesta ES Suites®	Sonesta	14	4%	1,720	4%	290,433	4%	169
Wyndham Hotels and Resorts®	Wyndham	6	1%	1,823	4%	278,176	3%	153
Sonesta Hotels & Resorts®	Sonesta	4	1%	1,445	3%	227,917	3%	158
InterContinental Hotels and Resorts®	InterContinental	3	1%	800	2%	215,831	3%	270
Marriott Hotels and Resorts®	Marriott	2	0%	748	2%	131,120	2%	175
The Clift Hotel®	Morgans	1	0%	372	1%	120,000	1%	323
Radisson® Hotels & Resorts	Carlson	5	1%	1,128	3%	119,630	1%	106
TownePlace Suites by Marriott®	Marriott	12	2%	1,321	3%	110,781	1%	84
Hawthorn Suites®	Wyndham	16	3%	1,756	4%	100,729	1%	57
Country Inns & Suites by Carlson®	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	3	1%	754	2%	62,975	1%	84
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,548	0%	93
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America®	TA	151	31%	N/A	N/A	2,189,508	26%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	869,445	11%	N/A
Total / Average		484	100%	44,761	100%	$ 8,357,956	100%	$ 118

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.



OPERATING AGREEMENT INFORMATION

As of June 30, 2015

(dollars in thousands)

Marriott No. 1- We lease 53 Courtyard by Marriott® branded hotels in 24 states to one of our TRSs. The hotels are managed by a subsidiary of Marriott under a combination management agreement which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Marriott for these 53 hotels. Accordingly, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses and funding of the FF&E reserve. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

One Marriott branded hotel with a carrying value of $4,143 was removed from held for sale status in May 2015. We are no longer marketing the hotel for sale and are currently evaluating renovation options for the hotel.

Marriott No. 234- We lease 68 of our Marriott branded hotels (one full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 22 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement to cover shortfalls in the payments of our minimum returns. As of June 30, 2015 the balance of this security deposit was $780. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return after the available security deposit balance has been depleted, which expires in 2019. As of June 30, 2015, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 92 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, seven Crowne Plaza® and three Holiday Inn® hotels) in 27 states in the U.S. and Ontario, Canada to one of our TRSs. These 92 hotels are managed by subsidiaries of InterContinental under a combination management agreement. On May 15, 2015, we amended the agreement to include a Crowne Plaza® branded hotel in Denver, CO (which is included in the 92 hotels noted in the prior sentence). We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 24 includes $7,848 of minimum rent related to the leased Puerto Rico hotel. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement. As of June 30, 2015, we have applied $32,621 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of June 30, 2015, the balance of this security deposit was $41,251. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

Under this agreement, InterContinental is required to maintain a minimum security deposit of $37,000. On January 6, 2014, we entered into a letter agreement with InterContinental under which the minimum security deposit balance required to be maintained during 2015 will be reduced by two dollars for every dollar of additional security deposit InterContinental provides to us. As of June 30, 2015, InterContinental had provided us $2,772 of additional security deposits, which reduced the minimum security deposit amount required to $31,456. We returned this additional deposit to InterContinental in July 2015.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit we hold.



As of June 30, 2015
(dollars in thousands)

Sonesta- We lease our 22 Sonesta branded hotels (four Royal Sonesta Hotels®, four Sonesta Hotels & Resorts® and 14 Sonesta ES Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc., or Wyndham Vacation, under a lease that expires in 2037; Wyndham Vacation has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 24 includes $1,326 of minimum rent related to the Wyndham Vacation lease.

We had a guaranty of $35,656 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $17,828. As of June 30, 2015, the available Wyndham guaranty was $4,679. This guaranty expires in 2020.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of the Wyndham guaranty available to us.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of June 30, 2015, the available Hyatt guaranty was $13,962. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of June 30, 2015, the available Carlson guaranty was $23,799. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.

OPERATING AGREEMENT INFORMATION



As of June 30, 2015
(dollars in thousands)

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. The lease currently provides for annual rent to us of $7,595. On October 14, 2019 and on each fifth anniversary thereafter during the lease term, the rent due to us will be increased based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease 39 travel centers (36 TravelCenters of America® branded travel centers and three Petro Stopping Centers® branded travel centers) in 29 states to a subsidiary of TA under a lease that expires in 2029; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). $27,421 of TA's previously deferred rent obligation of $107,085 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 2- We lease 37 TravelCenters of America® branded travel centers in 27 states to a subsidiary of TA under a lease that expires in 2028; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). $29,107 of TA's previously deferred rent obligation of $107,085 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 3- We lease 38 TravelCenters of America® branded travel centers in 29 states to a subsidiary of TA under a lease that expires in 2026; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). $29,324 of TA's previously deferred rent obligation of $107,085 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 4- We lease 37 travel centers (35 TravelCenters of America® branded travel centers and two Petro Stopping Centers® branded travel centers) in 27 states to a subsidiary of TA under a lease that expires in 2030; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). $21,233 of TA's previously deferred rent obligation of $107,085 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 5- We lease 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, the amended lease agreement provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2012 non-fuel revenues). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 5 lease. We have waived $1,544 of percentage rent as of June 30, 2015. $42,915 of TA's previously deferred rent is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended June 30,			For the Six Months Ended June 30,		
			2015	2014	Change	2015	2014	Change
ADR								
Marriott (no. 1)	53	7,610	$ 130.28	$ 121.15	7.5%	$ 128.47	$ 120.30	6.8%
Marriott (no. 234)	68	9,120	128.14	117.86	8.7%	126.91	116.51	8.9%
Marriott (no. 5)	1	356	239.89	218.07	10.0%	237.77	221.41	7.4%
Subtotal / Average Marriott	122	17,086	131.60	121.65	8.2%	130.32	120.68	8.0%
InterContinental [1]	93	14,182	108.85	101.62	7.1%	109.53	101.86	7.5%
Sonesta [1]	22	4,728	159.92	151.95	5.2%	152.84	144.62	5.7%
Wyndham	22	3,579	102.79	91.76	12.0%	96.55	86.40	11.7%
Hyatt	22	2,724	108.35	102.42	5.8%	108.30	100.68	7.6%
Carlson	11	2,090	107.91	97.61	10.6%	108.06	97.58	10.7%
Morgans	1	372	257.54	250.67	2.7%	262.10	250.73	4.5%
All Hotels Total / Average	293	44,761	$ 123.20	$ 114.11	8.0%	$ 121.71	$ 112.63	8.1%
OCCUPANCY								
Marriott (no. 1)	53	7,610	75.7%	75.2%	0.5 pts	70.4%	69.1%	1.3 pts
Marriott (no. 234)	68	9,120	79.5%	78.0%	1.5 pts	75.3%	74.5%	0.8 pts
Marriott (no. 5)	1	356	84.6%	87.1%	-2.5 pts	87.3%	84.8%	2.5 pts
Subtotal / Average Marriott	122	17,086	77.9%	77.0%	0.9 pts	73.4%	72.3%	1.1 pts
InterContinental [1]	93	14,182	86.2%	85.3%	0.9 pts	82.6%	82.2%	0.4 pts
Sonesta [1]	22	4,728	73.8%	63.7%	10.1 pts	68.2%	60.7%	7.5 pts
Wyndham	22	3,579	74.3%	73.1%	1.2 pts	70.5%	67.4%	3.1 pts
Hyatt	22	2,724	82.7%	82.1%	0.6 pts	79.0%	79.3%	-0.3 pts
Carlson	11	2,090	75.6%	74.5%	1.1 pts	74.4%	72.2%	2.2 pts
Morgans	1	372	92.8%	95.1%	-2.3 pts	90.5%	89.2%	1.3 pts
All Hotels Total / Average	293	44,761	80.1%	78.2%	1.9 pts	76.0%	74.4%	1.6 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 98.62	$ 91.10	8.3%	$ 90.44	$ 83.13	8.8%
Marriott (no. 234)	68	9,120	101.87	91.93	10.8%	95.56	86.80	10.1%
Marriott (no. 5)	1	356	202.95	189.94	6.8%	207.57	187.76	10.6%
Subtotal / Average Marriott	122	17,086	102.52	93.67	9.4%	95.65	87.25	9.6%
InterContinental [1]	93	14,182	93.83	86.68	8.2%	90.47	83.73	8.0%
Sonesta [1]	22	4,728	118.02	96.79	21.9%	104.24	87.78	18.8%
Wyndham	22	3,579	76.37	67.08	13.8%	68.07	58.23	16.9%
Hyatt	22	2,724	89.61	84.09	6.6%	85.56	79.84	7.2%
Carlson	11	2,090	81.58	72.72	12.2%	80.40	70.45	14.1%
Morgans	1	372	239.00	238.39	0.3%	237.20	223.65	6.1%
All Hotels Total / Average	293	44,761	$ 98.68	$ 89.23	10.6%	$ 92.50	$ 83.80	10.4%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

"ADR" is average daily rate; "RevPAR" is room revenue per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.



COVERAGE BY OPERATING AGREEMENT AND MANAGER [1]

Operating Agreement	Number of Properties	For the Twelve Months Ended				
		6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Marriott (no. 1)	53	1.26x	1.21x	1.16x	1.15x	1.09x
Marriott (no. 234)	68	1.05x	1.01x	0.97x	0.95x	0.92x
Marriott (no. 5)	1	0.50x	0.46x	0.37x	0.27x	0.32x
Subtotal Marriott	122	1.09x	1.05x	1.01x	0.99x	0.95x
InterContinental	93	1.16x	1.12x	1.08x	1.07x	1.05x
Sonesta	22	0.62x	0.54x	0.50x	0.47x	0.41x
Wyndham	22	0.85x	0.79x	0.72x	0.65x	0.49x
Hyatt	22	1.00x	0.95x	0.91x	0.94x	0.90x
Carlson	11	1.25x	1.17x	1.04x	1.00x	0.93x
Morgans	1	1.08x	1.10x	1.00x	1.07x	1.03x
Subtotal Hotels	293	1.03x	0.98x	0.94x	0.92x	0.88x
TA (No. 1) [2]	39	1.84x	1.83x	1.74x	1.54x	1.51x
TA (No. 2) [2]	37	1.96x	1.97x	1.85x	1.66x	1.66x
TA (No. 3) [2]	38	2.04x	2.08x	2.02x	1.81x	1.79x
TA (No. 4) [2]	37	2.00x	2.04x	1.93x	1.74x	1.72x
TA (No. 5) [2]	40	1.87x	1.88x	1.78x	1.58x	1.57x
Subtotal TA	191	1.93x	1.95x	1.85x	1.65x	1.64x
Total	484	1.33x	1.30x	1.24x	1.16x	1.14x

Operating Agreement	Number of Properties	For the Three Months Ended				
		6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Marriott (no. 1)	53	1.61x	1.06x	0.92x	1.44x	1.41x
Marriott (no. 234)	68	1.26x	0.94x	0.88x	1.11x	1.09x
Marriott (no. 5)	1	0.50x	0.60x	0.47x	0.41x	0.36x
Subtotal Marriott	122	1.34x	0.97x	0.87x	1.19x	1.17x
InterContinental	93	1.32x	1.15x	1.01x	1.15x	1.19x
Sonesta	22	1.02x	0.44x	0.51x	0.49x	0.73x
Wyndham	22	1.30x	0.43x	0.63x	1.04x	1.05x
Hyatt	22	1.36x	0.98x	0.64x	0.99x	1.18x
Carlson	11	1.49x	1.39x	0.79x	1.35x	1.14x
Morgans	1	1.01x	1.15x	0.57x	1.72x	1.08x
Subtotal Hotels	293	1.28x	0.93x	0.83x	1.07x	1.10x
TA (No. 1) [2]	39	1.73x	1.74x	2.18x	1.71x	1.70x
TA (No. 2) [2]	37	1.71x	2.06x	2.33x	1.74x	1.76x
TA (No. 3) [2]	38	1.80x	1.91x	2.49x	1.99x	1.93x
TA (No. 4) [2]	37	1.76x	2.02x	2.35x	1.87x	1.91x
TA (No. 5) [2]	40	1.67x	1.90x	2.23x	1.69x	1.69x
Subtotal TA	191	1.73x	1.92x	2.30x	1.79x	1.79x
Total	484	1.43x	1.26x	1.32x	1.31x	1.33x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham, InterContinental and TA agreements include data for periods prior to our ownership of certain properties.

(2) On June 1, 2015, we entered agreements to expand and subdivide our lease agreement with TA for 144 mostly TA branded travel centers into four amended and restated leases which we now refer to as our TA No. 1, TA No. 2, TA No. 3 and TA No. 4 agreements. We now refer to our lease agreement with TA for 40 Petro branded travel centers, which we previously referred to as our TA No. 2 agreement, as our TA No. 5 agreement. See page 28 for additional information regarding our TA agreements.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

EXHIBITS

TA, I-95, Exit 29, Brunswick, GA
Operator: TravelCenters of America







CALCULATION OF EBITDA AND ADJUSTED EBITDA [(1)]

(in thousands)

EXHIBIT A

	For the Three Months Ended,					For the Six Months Ended June 30,	
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014	2015	2014
Net income	$ 83,146	$ 41,581	$ 56,523	$ 49,197	$ 53,915	$ 124,727	$ 91,465
Add: Interest expense	35,836	35,454	35,385	34,304	34,941	71,290	69,797
Income tax expense	640	291	835	39	455	931	1,071
Depreciation and amortization	80,582	78,969	79,179	79,649	78,763	159,551	157,050
EBITDA	200,204	156,295	171,922	163,189	168,074	356,499	319,383
Add (Less): Acquisition related costs [(2)]	797	338	2	14	162	1,135	223
General and administrative expense paid in common shares [(3)]	1,278	1,735	1,403	1,838	1,850	3,013	3,103
Business management incentive fee [(4)]	(205)	9,027	(6,951)	4,778	1,445	8,822	2,173
Loss on asset impairment	-	-	-	-	-	-	-
Loss on early extinguishment of debt [(5)]	-	-	-	129	-	-	726
Gain on sale of real estate [(6)]	(11,015)	-	-	-	(130)	(11,015)	(130)
Deferred percentage rent [(7)]	(1,240)	1,240	(2,129)	557	698	-	1,572
Adjusted EBITDA	$ 189,819	$ 168,635	$ 164,247	$ 170,505	$ 172,099	$ 358,454	$ 327,050

(1) Please see page 34 for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provide useful information to investors.

(2) Represents costs associated with our acquisition activities.

(3) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, our officers and certain employees of RMR LLC. Effective June 1, 2015 all business management fees are paid in cash.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In 2014, this incentive fee was payable in our common shares; in 2015 any such fees will be payable in cash. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Adjusted EBITDA until the fourth quarter, which is when the actual expense amount for the year is determined.

(5) We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of our 5.125% senior unsecured notes due 2015. We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior notes due 2014.

(6) We recorded a $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers. We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(7) In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of our lease modifications with TA. The second quarter 2015 Adjusted EBITDA calculation excludes the $1,240 of deferred percentage rent included in the first quarter 2015 calculation. See page 28 for additional information regarding our TA operating agreements.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO AVAILABLE FOR COMMON SHAREHOLDERS [1]

(dollar amounts in thousands, except per share data)



EXHIBIT B

	For the Three Months Ended,					For the Six Months Ended June 30,	
	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014	2015	2014
Net income available for common shareholders	$ 77,980	36,415	51,357	44,031	$ 48,749	$ 114,395	$ 81,133
Add (Less): Depreciation and amortization	80,582	78,969	79,179	79,649	78,763	159,551	157,050
Gain on sale of real estate [2]	(11,015)	-	-	-	(130)	(11,015)	(130)
FFO available for common shareholders	147,547	115,384	130,536	123,680	127,382	262,931	238,053
Add (Less): Acquisition related costs [3]	797	338	2	14	162	1,135	223
Business management incentive fees [4]	(205)	9,027	(6,951)	4,778	1,445	8,822	2,173
Loss on early extinguishment of debt [5]	-	-	-	129	-	-	726
Deferred percentage rent [6]	(1,240)	1,240	(2,129)	557	698	-	1,572
Normalized FFO available for common shareholders	$ 146,899	$ 125,989	$ 121,458	$ 129,158	$ 129,687	$ 272,888	$ 242,747
Weighted average shares outstanding (basic)	150,260	149,792	149,758	149,665	149,610	150,028	149,591
Weighted average shares outstanding (diluted)	150,292	150,906	149,769	150,007	149,789	150,594	149,740
Basic and diluted per share common share amounts:							
Net income available for common shareholders (basic and diluted)	$ 0.52	$ 0.24	$ 0.34	$ 0.29	$ 0.33	$ 0.76	$ 0.54
FFO available for common shareholders (basic)	$ 0.98	$ 0.77	$ 0.87	$ 0.83	$ 0.85	$ 1.75	$ 1.59
FFO available for common shareholders (diluted)	$ 0.98	$ 0.76	$ 0.87	$ 0.82	$ 0.85	$ 1.75	$ 1.59
Normalized FFO available for common shareholders (basic)	$ 0.98	$ 0.84	$ 0.81	$ 0.86	$ 0.87	$ 1.82	$ 1.62
Normalized FFO available for common shareholders (diluted)	$ 0.98	$ 0.83	$ 0.81	$ 0.86	$ 0.87	$ 1.81	$ 1.62

(1)   Please see page 34 for a definition of FFO and Normalized FFO available for common shareholders and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO available for common shareholders.

(2)   We recorded a $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers. We recorded a $130 gain on sale of real estate in the second quarter of 2014 in connection with the sale of one hotel.

(3)   Represents costs associated with our acquisition activities.

(4)   Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In 2014, this incentive fee was payable in our common shares; in 2015 any such fess will be payable in cash. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO available for common shareholders until the fourth quarter, which is when the actual expense amount for the year is determined.

(5)   We recorded a $129 loss on early extinguishment of debt in the third quarter of 2014 in connection with the redemption of our 5.125% senior unsecured notes due 2015. We recorded a $726 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan and the redemption of our 7.875% senior notes due 2014.

(6)   In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Normalized FFO available for common shareholders for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of our lease modifications with TA. The second quarter 2015 Normalized FFO available for common shareholders calculation excludes the $1,240 of percentage rent that was included in the first quarter 2015 calculation of Normalized FFO available for common shareholders. See page 28 for additional information regarding our TA operating agreements.

Non-GAAP Financial Measures Definitions



Definition of EBITDA

We calculate EBITDA and Adjusted EBITDA as shown in Exhibit A. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO available for common shareholders and Normalized FFO available for common shareholders as shown in Exhibit B. FFO available for common shareholders is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income available for common shareholders, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs and loss on early extinguishment of debt. We consider FFO available for common shareholders and Normalized FFO available for common shareholders to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO available for common shareholders and Normalized FFO available for common shareholders provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO available for common shareholders and Normalized FFO available for common shareholders may facilitate a comparison of our operating performance between periods and with other REITs. FFO available for common shareholders and Normalized FFO available for common shareholders are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs for and availability of cash to pay our obligations. FFO available for common shareholders and Normalized FFO available for common shareholders do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

EXHIBIT C